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[PGI LOGO]
                                                             Polymer Group, Inc.
                                                                   P.O. Box 5069
                                                        N. Charleston, SC  29405
                                                       Contact:  Robert Johnston
                                                                    843-566-7293

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                    PGI Investor Relations News Release
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Polymer Group, Inc. Announces Earnings Shortfall

For Immediate Release

Tuesday, March 13, 2001

[North Charleston, SC]--- Polymer Group, Inc. (NYSE: PGI) announced today that first quarter and fiscal year 2001 financial results are expected to be materially below the Company's previous expectations. Management is focused on taking the necessary steps to return the Company to profitability.

Polymer Group currently anticipates revenue of approximately $200 million in the first quarter while EBITDA (defined as operating income plus depreciation and amortization) is now expected to be in the $20 - $22 million range. The Company expects to report a net loss of approximately $18 to $20 million or $0.55 to $0.65 per share in the first quarter.

For fiscal year 2001, the Company currently anticipates revenues to increase by $40 to $80 million to between $900 and $940 million, but expects EBITDA to decline by $15 to $25 million to between $130 and $140 million. PGI expects to report a net loss of $35 to $45 million or $1.10 to $1.40 per share for fiscal year 2001.

These estimates specifically exclude significant opportunities from several programs in the process of being commercialized for major consumer products companies. Although these programs are expected to begin in the third and fourth quarters of 2001, management has excluded these programs from the estimates as program launch dates are beyond the Company's control.

Commenting on this announcement, Jerry Zucker, Polymer Group Chairman, President and CEO stated, "Entering the year we had anticipated improvements throughout the business based on the modest uptick in the fourth quarter. Clearly these improvements have failed to materialize in this quarter. The difficult environment experienced in 2000 deteriorated further in
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the first quarter of 2001 and although we are confident of sequential improvements throughout the year, we no longer anticipate returning to profitability until the fourth quarter of 2001 or early in 2002. The same factors that impacted fiscal 2000 results continue to depress our performance, and in many instances, have actually worsened. We had expected to see improvements in pricing and margins in hygiene-based spunmelt products, but we have seen continued pricing pressure and margin erosion. Our expectation entering the quarter was to see reductions in raw material prices. Unfortunately, the anticipated reductions have not generally materialized. Demand for certain higher margin consumer products has failed to return to forecasted levels, and as a result, certain specialized manufacturing assets remain underutilized and the commercialization of certain APEX(R) programs is taking longer than originally anticipated. In addition to the continuation of the factors experienced in 2000, we are also experiencing short-term order reductions and an unfavorable shift in our product mix due to adjustments of certain customers."

As a result of the anticipated earnings shortfall, PGI does not expect to be in compliance with its bank covenants and is in the process of initiating discussions with its bank group to modify its covenants.

Mr. Zucker also commented on banking and strategic initiatives: "We are initiating discussions with our bank group to modify our financial covenants. We are also examining the sale of certain non-core assets in order to facilitate debt reduction. Furthermore, we will continue to implement programs to reduce costs and improve margins while making every effort to accelerate existing and additional APEX(R) programs."

The Company also announced that Michael McGovern, Managing Director of JPMorgan, has resigned as a director of PGI. The Company is currently evaluating possible candidates for his replacement.

Polymer Group will host a conference call at 9:00 AM, Tuesday, March 13, 2001. To access this call over the web, please visit our web site at www.polymergroupinc.com and click on the "Investors" section. To access this call via telephone, dial (800) 360-9865. A replay of the call will be available starting at 11:00 AM by dialing (800) 428-6051 and entering access code 155847. The replay will be available until 11:59 PM Tuesday, March 20, 2001.

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Polymer Group, Inc., the world's third largest producer of nonwovens, is a global, technology-driven developer, producer and marketer of engineered materials. With the broadest range of process technologies in the nonwovens industry, PGI is a global supplier to leading consumer and industrial product manufacturers. The Company employs more than 4,000 people and operates 25 manufacturing facilities throughout the world. Polymer Group, Inc. is the exclusive manufacturer of Miratec(R) fabrics, produced using proprietary advanced laser technologies, which the Company believes have the potential to replace traditionally woven and knit textiles in a wide range of applications. APEX(R) and Miratec(R) are registered trademarks of Polymer Group, Inc.

Except for historical information contained herein, the matters set forth in this press release are forward-looking statements that involve certain risks and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. Factors that may cause actual results to differ from those indicated in forward-looking statements can include, but are not limited to, the following: (i) increased competition in markets in which the company competes, (ii) increased costs, (iii) changes in conditions of the general economy and (iv) the company's substantial leverage position. Investors and other readers are directed to consider the risks and uncertainties discussed in documents filed by Polymer Group, Inc. with the Securities and Exchange Commission, including the company's Registration Statement on Form S-4, declared effective on July 1, 1998.

For further information, please contact:
     Robert Johnston or
     Dennis Norman
     Investor Relations
     Polymer Group, Inc.
     P.O. Box 5069
     North Charleston, South Carolina, 29405
     Telephone  No.: (843) 566-7293
     E-mail:     johnstonr@pginw.com   Web: www.polymergroupinc.com
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